JH Small Cap Equity Fund NOTE G Reorganization On June 19, 2002, the shareholders of the John Hancock Small Cap Equity Fund Y approved an Agreement and Plan of Reorganization, which provided for the transfer of substantially all of the assets and liabilities of the John Hancock Small Cap Equity Y Fund in exchange solely for Class I shares of the Fund. The acquisition was accounted for as a tax-free exchange 1,729,337 Class I shares of the Fund for the net assets of the John Hancock Small Cap Equity Y Fund, which amounted to $24,698,560, including $7,698,701 of unrealized depreciation, after the close of business on June 28, 2002.